UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COYA THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
22407B108
(CUSIP Number)
January 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22407B108

(1) Names of Reporting Persons

Howard Berman
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only

(4) Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	954,338*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	954,338*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

954,338*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
(11) Percent of Class Represented by Amount in Row (9)

9.9%*
(12) Type of Reporting Person

IN

* See Item 4 for additional information.

CUSIP No. 22407B108

(1) Names of Reporting Persons

Bertex LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only

(4) Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	939,338*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	939,338*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

939,338*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
(11) Percent of Class Represented by Amount in Row (9)

9.7%*
(12) Type of Reporting Person

OO

* See Item 4 for additional information.

Item 1(a). Name Of Issuer:

Coya Therapeutics, Inc., a Delaware corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

5850 San Felipe St., Suite 500

Houston, TX 77057

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being filed by (i) Howard Berman (“Mr. Berman”) and (ii) Bertex LLC (“Bertex LLC” together with Mr. Berman, the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address for the Reporting Person is:

C/O Coya Therapeutics, Inc.

5850 San Felipe St., Suite 500

Houston, TX 77057

Item 2(c). Citizenship:

Mr. Berman is a citizen of the United States. Bertex LLC is a limited liability company organized under the laws of the state of Texas.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP No.:

22407B108

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership: As reported in the cover page to this report, the ownership information with respect to Mr. Berman is as follows:

(a)	Amount Beneficially Owned:		954,338*
(b)	Percent of Class:		9.9%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	954,338*
	(ii)	shared power to vote or to direct the vote:	0*
	(iii)	sole power to dispose or to direct the disposition of:	954,338*
	(iv)	shared power to dispose or to direct the disposition of:	0*

As reported in the cover page to this report, the ownership information with respect to Bertex LLC is as follows:

(a)	Amount Beneficially Owned:		939,338*
(b)	Percent of Class:		9.7%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	939,338*
	(ii)	shared power to vote or to direct the vote:	0*
	(iii)	sole power to dispose or to direct the disposition of:	939,338*
	(iv)	shared power to dispose or to direct the disposition of:	0*

*Mr. Berman is the Chief Executive Officer of the Issuer. Mr. Berman owns 100% of the outstanding member units of Bertex LLC, and he may be deemed to have sole voting and dispositive control over the shares of Common Stock held by Bertex LLC. As a result, Mr. Berman may be deemed to beneficially own the shares of Common Stock held by Bertex LLC.

As of January 3, 2023, Mr. Berman, as the managing director of Bertex LLC, may be deemed to beneficially own (i) 939,338 shares of Common Stock held directly by Bertex LLC, (ii) 10,000 shares of Common Stock held directly by Mr. Berman, and (iii) an accompanying warrant to purchase 5,000 shares of Common Stock held directly by Mr. Berman that is exercisable within 60 days of January 3, 2023.

The reported beneficial ownership percentages are based upon 9,679,408 shares of Common Stock outstanding as of November 30, 2022, based on information reported by the Company in its Rule 424(b)(4) Prospectus, filed with the Securities and Exchange Commission on December 30, 2022.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

BERTEX LLC

By:	/s/ Howard Berman
Name:	Howard Berman
Title:	Managing Director

/s/ Howard Berman
Howard Berman

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1. Joint Filing Agreement, dated as of February 14, 2023, by and between Bertex LLC and Howard Berman (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2023).